UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2018
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 8, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2018

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6 to 7

Consolidated Balance Sheets	8

Notes to Unaudited Interim Condensed Consolidated Financial Statements	9 to 27

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Revenue	279,062	243,444	765,364	660,722
Cost of sales	220,140	192,575	601,541	513,339
Gross profit	58,922	50,869	163,823	147,383
Selling, general and administrative expenses	33,446	18,776	90,222	73,466
Research expenses	2,926	3,091	9,381	8,713
	36,372	21,867	99,603	82,179
Operating profit before manufacturing facility closures, restructuring and other related charges	22,550	29,002	64,220	65,204
Manufacturing facility closures, restructuring and other related charges (Note 4)	5,777	216	5,476	893
Operating profit	16,773	28,786	58,744	64,311
Finance costs (Note 3)
Interest	3,952	2,290	10,359	4,721
Other (income) expense, net	(1,477)	593	977	1,294
	2,475	2,883	11,336	6,015
Earnings before income tax expense (benefit)	14,298	25,903	47,408	58,296
Income tax expense (benefit) (Note 5)
Current	(496)	2,253	1,257	7,699
Deferred	2,742	4,378	7,775	7,819
	2,246	6,631	9,032	15,518
Net earnings	12,052	19,272	38,376	42,778

Net earnings (loss) attributable to:
Company shareholders	12,006	19,244	38,463	42,905
Non-controlling interests	46	28	(87)	(127)
	12,052	19,272	38,376	42,778
Earnings per share attributable to Company shareholders (Note 6)
Basic	0.20	0.33	0.65	0.73
Diluted	0.20	0.32	0.65	0.72
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Net earnings	12,052	19,272	38,376	42,778
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1)	1,071	613	3,318	886
Less: reclassification adjustments for amounts recognized in profit or loss related to interest rate swap agreements	(190)	—	(190)	—
Change in cumulative translation adjustments	(3,154)	1,718	(7,525)	6,630
Items that will be subsequently reclassified to net earnings	(2,273)	2,331	(4,397)	7,516
Comprehensive income for the period	9,779	21,603	33,979	50,294

Comprehensive income (loss) for the period attributable to:
Company shareholders	10,168	21,644	34,963	50,167
Non-controlling interests	(389)	(41)	(984)	127
	9,779	21,603	33,979	50,294

(1)
Presented net of deferred income tax expense (benefit) of $(274) and $136 for the three and nine months ended September 30, 2018, respectively, and $(39) and $128 for the three and nine months ended September 30, 2017, respectively. Refer to Note 10 for additional information on the Company’s cash flow hedges.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2017
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 9)	226,875	1,362							1,362		1,362
Change in excess tax benefit on exercised share-based awards		493	(493)						—		—
Change in excess tax benefit on outstanding share-based awards			(3,615)						(3,615)		(3,615)
Share-based compensation (Note 9)			(7,850)				(3,595)	(1)	(11,445)		(11,445)
Share-based compensation expense credited to capital on options exercised		495	(495)						—		—
Repurchases of common shares (Note 9)	(415,500)	(2,463)					(3,974)		(6,437)		(6,437)
Dividends on common shares (Note 9)							(24,811)		(24,811)		(24,811)
	(188,625)	(113)	(12,453)				(32,380)		(44,946)		(44,946)
Net earnings (loss)							42,905		42,905	(127)	42,778
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 10)					886	886			886		886
Change in cumulative translation adjustments				6,376		6,376			6,376	254	6,630
				6,376	886	7,262			7,262	254	7,516
Comprehensive income for the period				6,376	886	7,262	42,905		50,167	127	50,294

Non-controlling interest arising from investment in Capstone(3) (Note 11)										15	15
Capital transactions with non-controlling shareholders of Capstone (Note 11)										153	153
Balance as of September 30, 2017	58,871,710	351,090	17,132	(13,135)	750	(12,385)	(114,080)		241,757	6,702	248,459

(1)	Presented net of income tax benefit of $1,925 for the nine months ended September 30, 2017.

(2)	Presented net of deferred income tax expense of $128 for the nine months ended September 30, 2017.

(3)
Refers to the purchase by the Company of shares in Capstone Polyweave Private Limited, a newly-formed enterprise in India (d/b/a "Capstone"), on June 23, 2017. Refer to Note 11 for additional information on Capstone.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2018
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 9)	17,500	163							163		163
Change in excess tax benefit on exercised share-based awards		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards			(389)						(389)		(389)
Share-based compensation (Note 9)			331				(357)	(1)	(26)		(26)
Share-based compensation expense credited to capital on options exercised		48	(48)						—		—
Dividends on common shares (Note 9)							(24,702)		(24,702)		(24,702)
	17,500	218	(113)				(25,059)		(24,954)		(24,954)
Net earnings (loss)							38,463		38,463	(87)	38,376
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 10)					3,318	3,318			3,318		3,318
Less: Reclassification adjustments for amounts recognized in profit or loss (Note 10)					(190)	(190)			(190)		(190)
Change in cumulative translation adjustments				(6,628)		(6,628)			(6,628)	(897)	(7,525)
				(6,628)	3,128	(3,500)			(3,500)	(897)	(4,397)
Comprehensive income for the period				(6,628)	3,128	(3,500)	38,463		34,963	(984)	33,979
Non-controlling interest arising from investment in Polyair (3) (Note 11)										203	203
Recognition of non-controlling interest put options arising from the Capstone Acquisition (Note 10)							(10,888)		(10,888)		(10,888)
Capital transactions with non-controlling shareholders of Capstone (Note 11)									—	10,699	10,699
Balance as of September 30, 2018	58,817,410	350,977	17,417	(21,685)	4,716	(16,969)	(104,171)		247,254	16,507	263,761

(1)	Presented net of income tax benefit of $120 for the nine months ended September 30, 2018.

(2)	Presented net of deferred income tax expense of $136 for the nine months ended September 30, 2018.

(3)	Refers to the purchase by the Company of 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”), on August 3, 2018. Refer to Note 11 for additional information on Polyair.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	12,052	19,272	38,376	42,778
Adjustments to net earnings
Depreciation and amortization	10,420	9,633	30,471	26,271
Income tax expense	2,246	6,631	9,032	15,518
Interest expense	3,952	2,290	10,359	4,721
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges	5,237	73	5,235	(16)
Share-based compensation expense (benefit)	1,847	(8,231)	1,543	(3,067)
(Gain) Loss on foreign exchange	(1,964)	332	(274)	525
Pension and other post-retirement expense related to defined benefit plans	589	692	2,015	2,075
Other adjustments for non-cash items	305	219	1,225	(437)
Income taxes paid, net	(702)	(3,254)	(339)	(6,016)
Contributions to defined benefit plans	(11,958)	(799)	(13,474)	(3,228)
Cash flows from operating activities before changes in working capital items	22,024	26,858	84,169	79,124
Changes in working capital items
Trade receivables	(14,739)	(12,859)	(20,575)	(16,265)
Inventories	(1,316)	3,607	(24,893)	(8,748)
Parts and supplies	(47)	(498)	(1,232)	(1,662)
Other current assets	(2,012)	(405)	(3,698)	840
Accounts payable and accrued liabilities and share-based compensation liabilities, current	9,480	7,363	(11,991)	(18,900)
Provisions	853	(202)	28	(1,513)
	(7,781)	(2,994)	(62,361)	(46,248)
Cash flows from operating activities	14,243	23,864	21,808	32,876

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(145,962)	(67,043)	(145,962)	(67,027)
Purchases of property, plant and equipment	(23,068)	(28,836)	(57,816)	(71,352)
Restricted cash (1)	—	71,785	—	—
Cash outflow from capital transactions with non-controlling interest in Capstone (Note 11)	(2,630)	—	(2,630)	—
Other investing activities	(281)	973	(636)	990
Cash flows from investing activities	(171,941)	(23,121)	(207,044)	(137,389)

(1)
Restricted cash activity for the three months ended September 30, 2017 consists of cash transferred during the second quarter of 2017 into a third-party trust account as part of the Company’s acquisition of Canadian Technical Tape Ltd. The funds were released from the trust account following the acquisition closing on July 1, 2017.

Intertape Polymer Group Inc.
Consolidated Cash Flows- Continued
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
FINANCING ACTIVITIES
Proceeds from borrowings	206,113	63,966	679,828	217,443
Repayment of borrowings	(38,051)	(38,242)	(454,000)	(79,531)
Payments of debt issue costs	(143)	—	(2,761)	—
Interest paid	(3,542)	(1,955)	(8,071)	(4,554)
Proceeds from exercise of stock options	—	—	163	1,362
Repurchases of common shares	—	(6,437)	—	(6,437)
Dividends paid	(8,214)	(8,150)	(24,687)	(24,831)
Other financing activities	182	124	182	(514)
Cash flows from financing activities	156,345	9,306	190,654	102,938

Net (decrease) increase in cash	(1,353)	10,049	5,418	(1,575)
Effect of foreign exchange differences on cash	60	10	(1,874)	1,403
Cash, beginning of period	13,930	10,725	9,093	20,956
Cash, end of period	12,637	20,784	12,637	20,784

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	12,637	9,093
Trade receivables	138,240	106,634
Inventories	161,416	128,233
Parts and supplies	19,805	18,571
Other current assets	20,510	16,188
	352,608	278,719
Property, plant and equipment	345,592	313,520
Goodwill (Note 11)	176,271	41,690
Intangible assets	43,485	47,318
Deferred tax assets (Note 5)	26,950	27,627
Other assets	12,407	6,998
Total assets	957,313	715,872

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	113,084	104,812
Share-based compensation liabilities, current (Note 9)	5,711	10,265
Call option redemption liability (Note 10)	11,203	12,725
Provisions, current	1,193	657
Borrowings, current (Note 8)	13,639	14,979
	144,830	143,438
Borrowings, non-current (Note 8)	487,956	264,484
Pension, post-retirement and other long-term employee benefits	17,738	29,298
Share-based compensation liabilities, non-current (Note 9)	3,292	4,984
Non-controlling interest put options (Note 10)	10,124	—
Deferred tax liabilities (Note 5)	23,204	13,769
Provisions, non-current	2,692	3,221
Other liabilities	3,716	1,956
Total liabilities	693,552	461,150

EQUITY
Capital stock (Note 9)	350,977	350,759
Contributed surplus	17,417	17,530
Deficit	(104,171)	(106,687)
Accumulated other comprehensive loss	(16,969)	(13,469)
Total equity attributable to Company shareholders	247,254	248,133
Non-controlling interests	16,507	6,589
Total equity	263,761	254,722
Total liabilities and equity	957,313	715,872
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2018
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of September 30, 2018 and December 31, 2017, as well as its consolidated earnings, comprehensive income and cash flows for the three and nine months ended September 30, 2018 and 2017 and the changes in equity for the nine months ended September 30, 2018 and 2017.
These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements use the same accounting policies, except for the adoption of the new standards described below, and use the same methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes, and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.
These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These financial statements were authorized for issuance by the Company’s Board of Directors on November 7, 2018.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

New Standards Adopted as of January 1, 2018
IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has chosen the modified retrospective method of adoption, and as a result, the 2017 comparative period has not been restated to conform to the new IFRS 15 requirements. There was no material impact to the Company’s financial statements as a result of adopting IFRS 15.
The Company adopted IFRS 9 (2013) - Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. The Company adopted IFRS 9 (2014) on January 1, 2018 and the new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. There was no material impact to the Company’s financial statements as a result of adopting IFRS 9 (2014) and the 2017 comparative period has not been restated.
New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:
IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019. The Company is acting as a lessee for its leases. Management has performed a review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the financial statements. Management continues to review these impacts in more detail and will finalize decisions on the adoption method during the fourth quarter of 2018. Based on the Company's current portfolio of leases, management expects:

•	an increase in long-term assets and liabilities, due to the new requirements to record right-of-use assets and related liabilities for operating leases by lessees;

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•
an insignificant change to net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

Management will continue to refine its models and assumptions in 2018 for these calculations, develop reporting processes to meet the new disclosure requirements, and analyze any new leases or changes to the Company's current lease portfolio.
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on November 1, 2020. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	51,376	45,982	144,348	125,743
Share-based compensation expense (benefit) (Note 9)	1,847	(8,231)	1,543	(3,067)
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	606	711	2,070	2,136
Defined contributions plans	1,389	1,204	4,403	3,762
	55,218	39,666	152,364	128,574

Finance costs - Interest
Interest on borrowings	4,436	2,511	10,200	5,280
Amortization and write-off of debt issue costs on borrowings	139	187	1,608	463
Interest capitalized to property, plant and equipment	(623)	(408)	(1,449)	(1,022)
	3,952	2,290	10,359	4,721

Finance costs - Other (income) expense, net
Foreign exchange (gain) loss	(1,961)	304	(276)	496
Other costs, net	484	289	1,253	798
	(1,477)	593	977	1,294

Additional information
Depreciation of property, plant and equipment	9,358	8,618	27,339	23,526
Amortization of intangible assets	1,062	1,015	3,132	2,745
Impairment of assets	5,685	109	6,238	326

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Impairment of property, plant and equipment	3,938	—	3,938	289
Equipment relocation	—	24	—	147
Revaluation and impairment of inventories	1,299	(2)	1,297	14
Termination benefits and other labor related costs (recoveries)	401	62	444	(34)
Environmental costs (recoveries)	100	—	(406)	—
Restoration and idle facility costs	39	106	192	139
Professional fees	—	26	24	67
Other (recoveries) costs	—	—	(13)	271
	5,777	216	5,476	893

The charges incurred in the three and nine months ended September 30, 2018 were primarily due to non-cash impairments of property, plant and equipment and inventory related to the Johnson City, Tennessee manufacturing facility. In order to further expand on operational synergies gained from the Canadian Technical Tape Ltd. acquisition, which was completed in July 2017, the Company will close its Johnson City, Tennessee manufacturing facility and transfer production to other existing manufacturing facilities. The Johnson City manufacturing facility, which primarily produces carton sealing tape, is expected to transfer substantially all of its production by the end of 2018.

The charges incurred in the three and nine months ended September 30, 2017 were primarily related to the post-closure activities of the Columbia, South Carolina manufacturing facility.
5 - INCOME TAXES
The calculation of the Company’s effective tax rate is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Income tax expense	$2,246	$6,631	$9,032	$15,518
Earnings before income tax expense	$14,298	$25,903	$47,408	$58,296
Effective tax rate	15.7%	25.6%	19.1%	26.6%

The decrease in the effective tax rate in the three months ended September 30, 2018 as compared to the same period in 2017 was primarily due to (i) the reduction in the US statutory corporate tax rate as a result of the Tax Cuts and Jobs Act ("TCJA"), (ii) a net tax benefit recognized for an $11.3 million discretionary pension contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by a reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under TCJA and (iii) a favourable change in the mix of earnings between jurisdictions, partially offset by the elimination and limitation of certain deductions in the US as a result of the TCJA. The decrease in the effective tax rate in the nine months ended September 30, 2018 as compared to the same period in 2017 was primarily due to the reduction in the US statutory corporate tax rate as a result of the TCJA and the net tax benefit recognized for an $11.3 million discretionary pension contribution discussed above, partially offset by the elimination and limitation of certain deductions in the US as a result of the TCJA.

The following table outlines the deferred tax assets and liabilities:

	September 30, 2018	December 31, 2017
	$	$
Deferred tax assets	26,950	27,627
Deferred tax liabilities	23,204	13,769
Net deferred tax assets	3,746	13,858

The decrease in the net deferred tax assets recorded at September 30, 2018 as compared to the net deferred tax assets recorded at December 31, 2017 is primarily due to the utilization of tax credits, the acceleration of certain tax deductions in the US, and the deferred tax liabilities recorded as a result of purchase price allocation in connection with the acquisition of substantially all of the assets and certain liabilities of Airtrax Polymers Private Limited ("Airtrax"), as part of a larger transaction involving the Company's controlled subsidiary, Capstone, on May 11, 2018 as discussed in Note 11.
6 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Basic	58,817,410	59,171,255	58,810,166	59,153,200
Effect of stock options	263,883	356,568	300,999	386,083
Effect of performance share units	—	—	—	192,152
Diluted	59,081,293	59,527,823	59,111,165	59,731,435

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Stock options that were anti-dilutive and not included in diluted earnings per share	242,918	—	242,918	—
The performance share unit ("PSU") plan was amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSUs were to be settled in common shares of the Company and were included in the calculation of weighted average diluted common shares, to the extent they were dilutive, when the applicable performance conditions had been satisfied. Subsequent to amendment, there is no impact of PSUs in the calculation of weighted average diluted common shares. For the three and nine months ended September 30, 2017 there were nil and 885,879 PSUs, respectively, which met the performance criteria and were included in the calculation of weighted average diluted shares outstanding.
7 - COMMITMENTS
The following table summarizes information related to commitments to purchase machinery and equipment:

	September 30, 2018	December 31, 2017
Commitments to purchase machinery and equipment	$22,134	$29,281

8 - BORROWINGS

Borrowings are comprised of the following:

	September 30, 2018	December 31, 2017
	$	$
2018 Credit Facility (1)	474,585	—
2014 Revolving Credit Facility (2)	—	254,773
2018 Powerband Credit Facility (3)	12,273	—
Powerband Revolving Line of Credit	—	9,563
Finance lease liabilities	5,612	8,817
Forgivable government loan (4)	5,630	4,660
Other loans	3,495	1,650
	501,595	279,463
Less: current borrowings	13,639	14,979
	487,956	264,484

(1)	The 2018 Credit Facility is presented net of unamortized related debt issue costs, amounting to $2.5 million as of September 30, 2018.

(2)	The 2014 Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.4 million as of December 31, 2017.

(3)	The 2018 Powerband Credit Facility is presented net of unamortized related debt issue costs, amounting to $0.1million as of September 30, 2018.

(4)	The forgivable government loan is shown net of imputed interest amounting to $0.3 million as of September 30, 2018 and December 31, 2017.
2018 Credit Facility
On June 14, 2018, the Company entered into a new five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019 ("2014 Revolving Credit Facility").
The 2014 Revolving Credit Facility's outstanding balance of $304.7 million was repaid in full and a corresponding write-off of debt issue costs of $1.0 million was recorded as interest expense under the caption finance costs in earnings. In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million which were capitalized and are being amortized using the straight-line method over the five-year term.
The 2018 Credit Facility consists of a $200.0 million term loan (“2018 Term Loan”) and a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) with the 2018 Term Loan amortizing 35% over five years. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which would enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $800.0 million if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (200 basis points as of September 30, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
As of September 30, 2018, the 2018 Term Loan's outstanding principal balance amounted to $197.5 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $279.6 million, for a total outstanding principal balance under the 2018 Credit Facility of $477.1 million ($474.6 million, net of $2.5 million in unamortized debt issue costs). Including $21.8 million in standby letters of credit, total utilization under the 2018 Credit Facility amounted to $498.9 million. Accordingly, the Company’s unused availability as of September 30, 2018 amounted to $98.6 million.
The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 3.50 to 1.00, with an allowable temporary increase to 4.00 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 3.00 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 3.28 and 8.29 respectively, as of September 30, 2018. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of September 30, 2018.
2018 Powerband Credit Facility
On July 4, 2018, Powerband Industries Private Limited ("Powerband"), one of the Company's majority owned subsidiaries, entered into a new $19.0 million (INR 1,300.0 million, in Indian Rupee ("INR") where noted) credit facility (“2018 Powerband Credit Facility”) subsequently replacing Powerband's previous outstanding debt consisting of a term loan and revolving line of credit ("Powerband Revolving Line of Credit"). The 2018 Powerband Credit Facility is guaranteed by the Parent Company and is otherwise unsecured. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility.
The 2018 Powerband Credit Facility consists of:

•
$14.0 million (INR 960.0 million) demand term loan (“2018 Powerband Demand Term Loan”) restricted for capital projects with a bullet repayment after five years and bears interest at the prevailing Indian Marginal Cost-Lending Rate ("IMCLR");

•	$1.2 million (INR 80.0 million) term loan ("2018 Powerband Term Loan") restricted for capital projects, payable in monthly installments over four years and bears interest at the prevailing IMCLR; and

•	$3.8 million (INR 260.0 million) working capital loan facility (“2018 Powerband Working Capital Loan Facility”) that renews annually and bears interest at the prevailing IMCLR.

As of September 30, 2018, the 2018 Powerband Demand Term Loan's outstanding balance amounted to $11.5 million (INR 830.0 million), the 2018 Powerband Term Loan's outstanding balance amounted to $0.9 million (INR 66.1 million) and the 2018 Powerband Working Capital Loan Facility’s outstanding balance was nil, for a total outstanding balance under the 2018 Powerband Credit Facility of $12.4 million (INR 896.1 million); net of $0.1 million unamortized debt issue costs, the 2018 Powerband Credit Facility outstanding balance was $12.3 million (INR 890.0 million). As of September 30, 2018, the unused availability under the 2018 Powerband Credit Facility amounted to $5.6 million (INR 403.9 million).
Reconciliation of liabilities arising from financing activities
The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding finance lease liabilities)	Borrowings, current (excluding finance lease liabilities)	Finance lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2017	260,300	10,346	8,817	279,463
Cash flows:
Proceeds	654,049	25,779	—	679,828
Repayments	(415,123)	(35,345)	(3,532)	(454,000)
Debt issuance costs	(2,761)	—	—	(2,761)
Non-cash:
New finance leases	—	—	137	137
Additions through business acquisitions (Note 11)	346	728	200	1,274
Amortization of debt issuance costs	564	—	—	564
Write-off of debt issuance costs	1,044	—	—	1,044
Foreign exchange and other	(3,417)	(527)	(10)	(3,954)
Reclassification	(10,682)	10,682	—	—
Balance as of September 30, 2018	484,320	11,663	5,612	501,595

9 - CAPITAL STOCK
Common Shares
The Company’s common shares outstanding as of September 30, 2018 and December 31, 2017 were 58,817,410 and 58,799,910, respectively.
Dividends
The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8,333
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8,140
August 10, 2018	September 28, 2018	$0.14	September 14, 2018	58,817,410	$8,214

(1)	The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
Under the Company’s normal course issuer bid (“NCIB”), the Company has the ability to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices.
There were no shares repurchased under the NCIB during the three and nine months ended September 30, 2018. The following table summarizes repurchases under the NCIB during 2017 (in Canadian dollars ("CDN") where noted):

Three and nine months ended September 30,
2017
Common shares repurchased	415,500
Average price per common share including commissions	CDN$19.05
Total purchase price including commissions	$6,437
Carrying value of the common shares repurchased	$2,463
Share repurchase premium (1)	$3,974

(1)
The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

The NCIB which expired on July 16, 2018 was renewed for a twelve-month period starting July 23, 2018. There were no shares repurchased under the renewed NCIB as of November 7, 2018.

Stock Options

There were no stock options granted, exercised or forfeited during the three months ended September 30, 2018 and 2017. The following tables summarize information related to stock options :

	Nine months ended September 30,
	2018	2017
Stock options granted	242,918	—
Weighted average exercise price per stock option granted	CDN$21.76	—
Stock options exercised	17,500	226,875
Weighted average exercise price per stock option exercised	CDN$12.04	CDN$8.00

September 30, 2018
Stock options outstanding	1,059,793
Weighted average exercise price per stock option outstanding	CDN$14.46
During the nine months ended September 30, 2018, the weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Nine months ended September 30, 2018
Expected life	4.8 years
Expected volatility(1)	32.09%
Risk-free interest rate	2.05%
Expected dividends	3.30%
Stock price at grant date	CDN$21.76
Exercise price of awards	CDN$21.76
Foreign exchange rate USD to CDN	1.2809

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant.
Restricted Share Units
On March 7, 2018, the Board of Directors approved the addition of restricted share units ("RSUs") as an available cash-settled award type. An RSU, as defined by the Amended and Restated PSU and RSU Plan, is a right to receive a cash payment equal to the five trading days volume weighted average price ("VWAP") of a common share of the Company on the TSX upon completion of time-based vesting conditions. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The purpose of an RSU is to provide award holders with a proprietary interest in the Company to: (a) increase the incentives of those award holders who share primary responsibility for the management, growth and protection of the business of the Company; (b) furnish an incentive to such award holders to continue their services for the Company; and (c) provide a means through which the Company may attract potential employees. The fair value of RSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. The RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability. On March 21, 2018, 113,047 RSUs were granted at a weighted average fair value of $16.29. As of September 30, 2018 the Company has not granted any other RSUs. During the three months ended September 30, 2018, 1,228 RSUs were forfeited. As of September 30, 2018, there were 111,819 RSUs outstanding at a weighted average fair value of $14.84.

Deferred Share Units

The following table summarizes information related to deferred share units ("DSUs"):

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
DSUs granted	—	7,937	43,203	48,179
Weighted average fair value per DSU granted	—	$15.18	$14.94	$17.79
DSUs settled	—	—	37,668	—
Weighted average fair value per DSU settled	—	—	$14.50	—
Cash payments on DSUs settled	—	—	$546	—

September 30, 2018
DSUs outstanding	172,962
Weighted average fair value per DSU outstanding	$14.84

Performance Share Units

The following table summarizes information about PSUs during the period:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
PSUs granted	—	—	284,571	358,377
Weighted average fair value per PSU granted	—	—	$17.84	$16.15
PSU forfeited	14,540	—	16,053	6,198
PSUs (cancelled)/added by performance factor (1)	—	—	(2,125)	69,600
PSUs settled (1)	—	—	335,465	208,800
Weighted average fair value per PSU settled	—	—	$15.87	$18.49
Cash payments on PSUs settled(2)	—	—	$5,863	$4,174

(1)
The following table provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares.

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
June 11, 2014	June 22, 2017	139,200	150%	208,800
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125

(2)	Cash payments on PSUs settled includes the fair value of the PSUs plus the cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date.

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, considering the following weighted average assumptions:

	Nine months ended September 30,
	2018	2017
Expected life	3 years	3 years
Expected volatility(1)	30%	34%
US risk-free interest rate	2.43%	1.57%
Canadian risk-free interest rate	1.96%	N/A
Expected dividends(2)	0%	0%
Performance period starting price(3)	CDN$21.13	CDN$22.26
Closing stock price on TSX as of the estimation date	CDN$20.59	CDN$21.94

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant date.
The following table summarizes information about PSUs outstanding as of:

September 30, 2018
PSUs outstanding	1,034,239
Weighted average fair value per PSU outstanding	$10.18

Based on the Company’s performance adjustment factors (see additional information below), the number of PSUs earned if all of the outstanding PSUs were to be settled at September 30, 2018 would be as follows:

Grant Date	Performance
March 21, 2016	50%
December 20, 2016	0%
March 20, 2017	0%
March 21, 2018	95%
Grant details for PSUs granted prior to December 31, 2017:
The number of PSUs which will be eligible to vest can range from 0% to 150% of the Target Shares based on the Company's total shareholder return ("TSR") ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as outlined in the table below:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
76th percentile or higher	150%
51st-75th percentile	100%
25th-50th percentile	50%
Less than the 25th percentile	0%
The performance and vesting period is the period from the date of grant through the third anniversary of the date of grant. The PSUs are expensed over the vesting period.

Grant details for PSUs granted subsequent to December 31, 2017:
The number of PSUs which will be eligible to vest is determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and

•	50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above is interpolated on a straight-line basis.
The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
Stock Appreciation Rights
There were no stock appreciation rights (“SARs”) outstanding as of September 30, 2018 and there was no activity during the three months ended September 30, 2018 and 2017. The following tables summarize information regarding SARs:

	Nine months ended September 30,
	2018	2017
SARs exercised	147,500	13,250
Base price	CDN$7.56	CDN$7.56
Cash payments on exercise	$1,481	$155

Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in selling, general and administrative ("SG&A") expense:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Stock options	136	23	331	144
PSUs (1)	1,125	(6,772)	375	(2,571)
RSUs (1)	160	—	381	—
DSUs (1) (2)	426	(786)	553	49
SARs	—	(696)	(97)	(689)
	1,847	(8,231)	1,543	(3,067)
The following table summarizes share-based liabilities recorded in the consolidated balance sheets as of:

	September 30, 2018	December 31, 2017
Share-based compensation liabilities, current	$	$
PSUs (1)	2,750	5,709
RSUs (1)	73	—
DSUs (1) (2)	2,888	2,956
SARs	—	1,600
	5,711	10,265

Share-based compensation liabilities, non-current
PSUs (1)	2,984	4,984
RSUs (1)	308	—
	3,292	4,984
(1)     Includes dividend equivalents accrued.
(2)     Includes effect of DSUs received in lieu of cash for directors' fees not yet granted.

10 - FINANCIAL INSTRUMENTS
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The terms of the interest rate swap agreements are as follows as of September 30, 2018:

	Effective Date	Maturity	Notional Amount	Settlement	Fixed interest rate paid %
Qualifying cash flow hedges:
	June 8, 2017	June 20, 2022	$40,000	Monthly	1.7900
	July 21, 2017	July 18, 2022	CDN$72,000 (1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	$60,000	Monthly	2.0450
Non-qualifying cash flow hedges:
	March 18, 2015	November 18, 2019	$40,000	Monthly	1.6100

(1)	The notional amount will decrease by CDN$18.0 million on the 18th of July of each year until settlement.

On August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.
As of September 30, 2018 and December 31, 2017, the carrying amount and fair value of the interest rate swap agreements was an asset included in other assets in the consolidated balance sheet, amounting to $5.5 million and $2.1 million, respectively. The Company measures all derivative contracts at fair value on the consolidated balance sheet. In a qualified cash flow hedge, the Company defers the changes in the fair value of the hedging derivative, to the extent effective, in other comprehensive income ("OCI") until the asset, liability or forecasted transactions being hedged is recognized in the consolidated statement of earnings. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain or loss in OCI is reclassified to the consolidated statement of earnings in the same period or periods during which the hedged future cash flows affect earnings. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain or loss in OCI is reclassified immediately in the consolidated statement of earnings.
During the three and nine months ended September 30, 2018, the Company recorded a $0.2 million gain due to the reclassification into earnings of unrealized gains from OCI as a result of discontinuation of hedge accounting for certain cash flow hedges.
The following table summarizes information regarding the change in fair value of the interest rate swap agreements to the extent effective, in other comprehensive income:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Increase in fair value of the derivatives used for calculating hedge effectiveness	797	574	3,454	1,014
Classification and Fair Value of Financial Instruments
The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value. The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities and the call option redemption liability is comparable to their respective carrying amounts, given their short maturity periods. A fair value hierarchy (Level 1, Level 2 or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
Long-term Borrowings and Interest Rate Swaps
The Company categorizes long-term borrowings and interest rate swaps as Level 2 on the three-level fair value hierarchy, meaning the fair value is estimated using a valuation technique based on observable market data, either directly or indirectly. The fair value of long-term borrowings, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
Option Agreements
On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. The Company's call option obligation under the term sheet and shareholders' agreement with the non-controlling shareholders of Powerband is recorded in the call option redemption liability on the consolidated balance sheet in the amount of $11.2 million and $12.7 million as of September 30, 2018 and December 31, 2017, respectively. The Company categorizes its call option redemption liabilities as Level 3 instruments on the three-level fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. Details of inputs used in this valuation technique have been disclosed in the Company's audited consolidated financial statements and notes thereto as of December 31, 2017.

As of November 7, 2018, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet.

In connection with the acquisition of Airtrax, as discussed in Note 11, the Company, through its Capstone subsidiary, is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. Finalization of the acquisition resulted in the initial recognition of $10.9 million in present obligations recorded in non-controlling interest put options, and a corresponding reduction of equity on the consolidated balance sheet. During the third quarter, the obligation was remeasured due to changes in exchange rates since the acquisition resulting in an $0.8 million reduction in the liability and a corresponding gain recorded in other (income) expense, net under the caption finance costs. As of September 30, 2018, the amount recorded on the consolidated balance sheet for this obligation is $10.1 million.

The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation is made, in part, using significant unobservable inputs including estimations of undiscounted annual future cash inflows ranging between approximately $1 million to $2 million, and a discount rate of 14.6%, which the Company believes to be commensurate with the risks inherent in the ownership interest. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could result in a higher or lower fair value measurement.
11 - BUSINESS ACQUISITIONS
Airtrax Acquisition Through Capstone

On May 11, 2018 the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax Polymers Private Limited (d/b/a Airtrax) ("Airtrax Acquisition") through the Company's controlled subsidiary, Capstone. Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million that were formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. As a result of the minority shareholders' in-kind contribution made to Capstone and the Company's initial consideration value paid to the minority shareholders through the issuance of Capstone shares, the Company recorded a $10.9 million increase to equity attributable to non-controlling interest as well as a temporary $2.5 million credit to deficit in the consolidated changes in equity for the six months ended June 30, 2018 with the expectation that additional shares would be subsequently sold and issued to the Company at a later date.

On August 10, 2018 the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction, thus increasing its equity investment in Capstone by the same amount. As a result, the Company recorded a $2.5 million debit to deficit and a $0.1 million decrease to equity attributable to non-controlling interest in the consolidated changes in equity for the nine months ended September 30, 2018 to reflect the Company's increased equity position in Capstone and the minority shareholders' decreased equity position in Capstone once the shares were issued and sold. The remaining $1.0 million paid for the additional shares was recorded as cash on the balance sheet of Capstone.

As September 30, 2018, the Company held a 55% controlling ownership stake in Capstone while the minority shareholders held a 45% non-controlling interest in Capstone.

The Airtrax Acquisition is being accounted for using the acquisition method of accounting. The acquisition is expected to further enhance and extend the Company’s product offering and provide a globally competitive position in woven products. The Airtrax purchase agreement contains customary indemnification provisions. As of September 30, 2018, there were no outstanding obligations or indemnifications.

The fair values of net identifiable assets acquired at the date of acquisition were as follows:

May 11, 2018
$
Current assets
Trade receivables (1)	1,296
Inventories	1,565
Parts and supplies	54
Other current assets	477
Property, plant and equipment	6,454
Intangible assets	1,223
11,069
Current liabilities
Accounts payable and accrued liabilities	763
Borrowings, current	728
Borrowings, non-current	346
Pension, post-retirement and other long-term employee benefits	8
Deferred tax liabilities	1,866
3,711
Fair value of net identifiable assets acquired	7,358

(1)	The gross contractual amounts receivable were $1.3 million. As of September 30, 2018, the Company has collected substantially all of the outstanding trade receivables.

The fair value of goodwill at the date of acquisition was as follows:

May 11, 2018
$
Fair value of increase to non-controlling interest	10,915
Effect of change in IPG's ownership interest in Capstone	2,486
Less: fair value of net identifiable assets acquired	7,358
Goodwill	6,043

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect any of the goodwill to be deductible for income tax purposes.

The Airtrax Acquisition’s impact on the Company’s consolidated earnings was as follows:

	Three months ended September 30, 2018	May 11 through September 30, 2018
	$	$
Revenue	1,397	2,683
Net loss	166	16

Had the Airtrax Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Nine months ended September 30, 2018
$
Revenue	7,530
Net earnings (1)	156

(1)
Adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Airtrax, and (iii) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of less than $0.1 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for both the three and nine months ended September 30, 2018.
Polyair Acquisition

On August 3, 2018 the Company acquired 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for total net cash consideration of $146.0 million ("Polyair Acquisition"), subject to certain purchase price adjustments. The purchase price was financed with funds available under the 2018 Credit Facility. Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems. The Polyair purchase agreement contains customary indemnification provisions. As of September 30, 2018, there were no outstanding obligations or indemnifications.

The Polyair Acquisition is being accounted for using the acquisition method of accounting. The acquisition is expected to further strengthen the Company's product bundle and bring immediate and additional scale of protective packaging solutions. Management is in the process of allocating purchase proceeds to the opening balance sheet based on estimated fair values and determining the value of post-closing equity transactions and was therefore not yet complete as of the authorization date of the financial statements. Upon completion of purchase accounting, management expects a significant portion of purchase consideration to be further allocated primarily to newly-acquired intangible assets consisting of customer relationships, trademarks and trade names; valuation uplifts on certain acquired property, plant and equipment and inventories; and deferred tax liabilities arising from these allocations, among other smaller adjustments to be made. As of September 30, 2018, approximately $130.9 million of consideration paid in excess of net identifiable assets acquired is recorded as goodwill in the consolidated balance sheet.

The net cash consideration paid on the closing date for the acquisition described above was as follows:

August 3, 2018
$
Consideration paid in cash	146,102
Less: cash balances acquired	140
145,962

The preliminary fair values of net identifiable assets acquired at the date of acquisition were as follows:

August 3, 2018
$
Current assets
Cash	140
Trade receivables (1)	10,478
Inventories	10,207
Other current assets	838
Property, plant and equipment	10,510
Deferred tax assets	90
Other assets	521
32,784
Current liabilities
Accounts payable and accrued liabilities	17,184
Borrowings, current	46
Borrowings, non-current	154

17,384
Fair value of net identifiable assets acquired	15,400

(1)	The gross contractual amounts receivable were $10.5 million. As of September 30, 2018, the Company has collected approximately $9.8 million of the outstanding trade receivables.

The preliminary fair value of goodwill at the date of acquisition was as follows:

August 3, 2018
$
Cash consideration transferred	146,102
Plus: Remaining non-controlling interest (1)	203
Less: fair value of net identifiable assets acquired	15,400
Goodwill	130,905

(1)
As part of the acquisition of Polyair, the Company indirectly obtained a controlling 50.1% interest in Polyair subsidiary GPCP Inc., which is engaged in selling anti-corrosive plastic and paper packaging film under the trade name VCI 2000. The subsidiary is incorporated in the US and is 49.9% owned by a non-controlling entity located in Israel.

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect goodwill to be deductible for income tax purposes.

The Polyair Acquisition’s impact on the Company’s consolidated earnings was as follows:

August 3 through September 30, 2018
$
Revenue	20,526
Net earnings	816

The Company's acquisition-related costs of $1.4 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for both the three and nine months ended September 30, 2018.

12 - POST REPORTING EVENTS
Non-Adjusting Events

•
On October 15, 2018, the Company closed its offering of $250.0 million 7% senior unsecured notes due in 2026 (the "Notes Offering"). The Notes Offering resulted in net proceeds to the Company, after deducting underwriting discounts and estimated expenses, of approximately $243.8 million. The notes were offered only to qualified institutional buyers in reliance on Rule 144A, under the Securities Act of 1933, as amended (the "Securities Act"), and in offshore transactions pursuant to Regulation S under the Securities Act. The notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company used the net proceeds from the Notes Offering to repay a portion of the borrowings outstanding under the 2018 Credit Facility and to pay related fees and expenses, as well as for general corporate purposes.

•
On November 7, 2018, the Company declared a quarterly cash dividend of $0.14 per common share payable on December 28, 2018 to shareholders of record at the close of business on December 14, 2018. The estimated amount of this dividend payment is $8.2 million based on 58,817,410 of the Company’s common shares issued and outstanding as of November 7, 2018.

No other significant adjusting or non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

(b)	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July1, 2018 and ended on September 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 8th day of November, 2018.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

a.	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

b.	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2018 and ended on September 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 8th day of November, 2018.

By: /s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer